Andris J. Vizbaras Partner vizbaras@clm.com	2 Wall Street New York, NY 10005 D / 212-238-8698

December 14, 2021

VIA EDGAR

Perry Hindin, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3628

Re:	Schedule TO-T/13E-3 filed December 1, 2021
Filed by The Capri Family Foundation and Shlomo Wyler
File No. 005-58473
Filed December 1, 2021

Dear Mr. Hindin:

Set forth below are the responses of The Capri Family Foundation and Shlomo Wyler to the comments of the Office of Mergers and Acquisitions regarding the above-referenced Schedule TO-T/13E-3 (the “Schedule TO”). We are filing herewith Amendment No. 1 to the Schedule TO.

The paragraphs below are numbered to correspond to the comments in the letter from the Office, dated December 9, 2021.  In each instance, we have repeated your comment in italics and set forth our response in plain type below the relevant comment.

All capitalized terms used but not defined herein have the same meanings as in the Offer to Purchase.

Carter Ledyard & Milburn LLP / clm.com

Schedule TO/13E-3 filed December 1, 2021

What are the Most Significant Conditions of the Offer?, page 2

1.
With a view towards improved disclosure, please advise us of the significance of the two numerical figures referenced as the "minimum condition" at the top of page 2, which appear to represent 13.4% and 16.4% of the shares outstanding, and 72.3% and 89.13% of the shares outstanding not held by Capri or Mr. Wyler.

Under the Israeli Companies Law, the Compulsory Acquisition will occur as a result of the offer if there are validly tendered, and not withdrawn prior to the expiration of the offer, a number of Optibase Shares which, together with the 4,256,419 Optibase Shares already held by the bidder group, constitute either --

•
more than 95% of the outstanding Optibase Shares, and the majority of those Optibase Shares shall have been tendered by offerees who do not have a “personal interest” within the meaning of the Israeli Companies Law; or

•	more than 98% of the outstanding Optibase Shares.

Since the number of Optibase Shares outstanding is 5,216,256, and since no options or similar instruments are outstanding that might cause the issuance of additional Optibase Shares during the offer period, we know the precise number of Optibase Shares that corresponds to each of the bullets above: 699,025 and 855,512, respectively.  For clarity, we simply stated those two figures, rather than also disclosing the formulae by which we derived them.

Position of Capri Regarding the Fairness of the Transaction, page 10

2.
The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factor described in clause (iv) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant.

We have revised the Offer to Purchase in response to your comment.

Effects of the Offer, page 12

3.	Please revise to provide the specific information described in Instruction 3 to Item 1013 of Regulation M-A

We have revised the Offer to Purchase in response to your comment.

Conditions of the Offer, page 25

4.
The second paragraph of this section indicates that the fairness opinion is subject to "the assumptions, limitations, qualifications and other conditions contained therein." Paragraph 2 of the opinion itself states that "[o]ur economic assessment intends to reflect in a fair and reasonable manner a given situation, based on known data and in respect to the basic assumptions and estimated forecasts." The sixth paragraph on page 15 indicates that MNS Consulting determined the fair value of Optibase by determining its net asset value and determined its net asset value by using the discounted cash flow method. Please disclose the estimated forecasts relied upon in conducting the discounted cash flow method. Please also disclose, and quantify where possible, the "basic assumptions" relied upon in formulating the fairness opinion and that may have been relied upon in developing the estimated forecasts.

The two references to “forecasts,” in the disclaimers of MNS Consulting to its fairness opinion, are standard disclaimers that MNS Consulting typically includes for all types of transactions. For this transaction, neither Optibase nor the bidder group provided to MNS Consulting any material forecasts, budgets, estimates or similar material forward-looking financial information.

We have revised the Offer to Purchase to disclose in greater detail the sources of information upon which MNS Consulting relied, so that the Offer to Purchase now discloses and quantifies all the basic assumptions that are material to the fairness opinion of MNS Consulting.

5.
The Summary of Financial Analysis section on page 15 totals four paragraphs of one page. With a view towards enhanced disclosure, please advise what consideration was given to disclosing in greater detail the information called for by Item 1015(b)(6) of Regulation M-A so that Optibase shareholders could properly evaluate the merits of MNS' financial analyses as part of their determination whether to tender at $11.20 net per share. Refer to Item 13 of Schedule TO, Item 9 of Schedule 13E-3 and Exchange Act Rule 13e-3(d).

We have revised the Offer to Purchase in response to your comment.

*     *     *     *     *     *

We trust that the foregoing is responsive to your concerns and look forward to working with you to resolve any outstanding issues.

If we can assist your review of the filing or elaborate upon the responses herein, please feel free to contact me (tel. 212-238-8698, mobile 917-334-7853).

Sincerely, /s/ Andris Vizbaras Andris J. Vizbaras

AJV:tbm

cc:   Mr. Rouven Schwarz